UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2006

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
150 Almaden Boulevard, San Jose, California		95113
(Address of principal executive offices)		(Zip Code)
Registrant's telephone number, including area code: (408) 947-6900		
Not Applicable		
(Former name or former address, if changed since last report.)		

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 - Entry Into A Material Definitive Agreement

On May 25, 2006, the shareholders of Heritage Commerce Corp approved an amendment to the Heritage Commerce Corp 2004 Stock Option Plan to increase the number of shares available for issuance under the plan to 850,000. A copy of the amendment is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

ITEM 9.01 -   Financial Statements and Exhibits

(d)   Exhibits

10.1 Amendment No. 1 to Heritage Commerce Corp 2004 Stock Option Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATED: May 31, 2006   HERITAGE COMMERCE CORP

By: /s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit	**Description**
10.1	Amendment No. 1 to Heritage Commerce Corp 2004 Stock Option Plan